GEOPHYSICAL PROSPECTING INC.
1 Chapman Court Aurora, Ont.L4G 7N7
905-726-1242 info@ipco.biz

05013452

Securities and Exchange Commission
Washington D C
20549

December 10,2005

SEC MAIL PROCESSING SECTION RECEIVED DEC 20 2005 WASH. D.C. 185

Re: File 82-478

SUPPL

Dear Sir,

We have changed our corporate name . Old name is Internet Identity Presence Company Inc. Old cusip is 46061N108. We are file 82-478

New name is Geophysical Prospecting Inc.New cusip is 37250R109
The legal effective date for the amended articles is November 29, 2005(certified)
The shareholders approved the name change at the Company's annual meeting held on Jan 17,2005.
There is no stock split of any kind, the only change is the name.
Our transfer agent remains Equity Transfer Services,

Equity Transfer Services Inc.
Suite 420, 120 Adelaide Street West
Toronto, Ontario M5H 4C3 Tel: (416) 361-0152 Fax: (416) 361-0470
E-Mail: lthompson@equitytransfer.com Lori Thompson

We have enclosed news release of name change etc.

PROCESSED
DEC 21 2005
THOMSON
FINANCIAL

Sincerely,

Owen V Tony Dwyer/Chairman & CEO

NEWS RELEASE

INTERNET IDENTITY PRESENCE COMPANY INC. ANNOUNCES NAME CHANGE AND NEW BUSINESS.

Toronto, Ontario, Nov21, 2005 - Internet Identity Presence Company Inc. announces a corporate name change to Geophysical Prospecting Inc and a new business plan.
. The Company will conduct geophysical prospecting of large open land tracks in Canada using advanced geophysical technology tools supplied by third parties.
The Company proposes to fund the exploration with Flow-through share financings.

The strategy is to concentrate on exploration as a long-term undertaking. The Company's plan is to locate economic resource properties followed by staking for further exploration or sale.

The information in this news release includes certain forward-looking statements. These statements are based upon assumptions that are subject to significant risks and uncertainties. Although Internet Identity Presence Company Inc. believes the expectations reflected in forward-looking statements are reasonable, it can give no assurance that the expectation of any forward-looking statements will prove to be correct.

No regulatory body has reviewed the adequacy or accuracy of this release.

Geophysical Prospecting Inc. has ***39,400,000 common shares issued and outstanding.***
For further information contact: Mr. Owen V. (Tony) Dwyer – 905-726-1242.

FILE 82-478